SNIPP INTERACTIVE INC.

SNIPP LAUNCHES STRATEGIC ADVISORY BOARD; ADDS TOM MACISAAC AND DAVE

MERKEL TO HELP WITH ANALYTICS, DATA SECURITY AND ACQUISITIONS

October 21st, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MARYLAND - Snipp Interactive Inc. (TSX VENTURE: SPN) ("Snipp"), an international provider of marketing promotions, rewards, rebates and loyalty solutions listed on the TSX Venture Exchange, is pleased to announce the formation of a Board of Advisors as the company continues to ramp up growth. The company also announced the appointment of Dave Merkel and Tom MacIsaac to the Snipp advisory board.

“Snipp is currently over four times the size we were a year ago, both in terms of people and revenue, and continues to grow rapidly. In order to carefully manage this growth, we are building a world-class advisory board that can provide a breadth of sector-specific, strategic advice for the next set of challenges we will face,” said Atul Sabharwal, CEO of Snipp Interactive. “Dave Merkel, with over 15 years of experience in information security and product management, and Tom MacIsaac, with his similarly deep expertise in digital media and advertising more than meet that criteria. They are both leading practitioners in their chosen fields, and we are very fortunate to have them in our corner.”

Tom MacIsaac brings with him more than 15 years of experience in growing Internet software, digital media and advertising companies. He is currently President of Cove Street Partners, a boutique investment and advisory firm specializing in software, digital media, data/analytics and marketing technologies. Before Cove Street Partners, Tom served as CEO of Verve Mobile, which he built into an industry leader in location-based mobile advertising. Prior to Verve, Tom was senior vice president of strategy and corporate development for AOL’s advertising.com division, where he led over $1 billion in AOL acquisitions including Third Street Media, AdTech, TACODA and Quigo. He also secured partnerships for AOL with Hulu, Warner Bros. and Verizon Wireless. Prior to AOL, Tom was CEO of Lightingcast, Inc and built it into a leading ad serving platform for Internet audio and video advertising with customers including AOL, Comcast, Disney/ABC, MTV and the NBA.

According to Tom, “Snipp is a unique company in an under-served and fragmented marketplace, and is well-positioned to leverage both its equity and cash balance to build and buy its way into a dominant position. I look forward to working with the company and supporting them in their M&A initiatives, and helping them enter adjacent markets.”

Dave Merkel is a seasoned information technology and business executive with 15+ years of experience in all aspects of information security. Dave has previously served as Senior Vice President and Chief Technology Officer of FireEye, Inc. and as Chief Technology Officer and Vice President of Products at Mandiant, which was acquired by FireEye. Before Mandiant, Dave spent over seven years leading a team of technologists at America Online to protect corporate systems and network infrastructure. Prior to that, Dave served as a special agent with the United States Air Force Office of Special Investigations, where he participated in countless forensic examinations and served as a qualified expert witness in federal and state legal cases.

“The kind of data that Snipp has access to, about user’s purchase habits and behaviors, is only going to become more powerful and valuable over time,” said Dave. “I am excited to be helping the company continue to productize its data-based solutions and think through product development and security issues as the platform matures.”

About Snipp:

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp’s unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Bethesda, Maryland, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange. We have closed two acquisitions in the past year, the most recent being the acquisition of Hip Digital Media, Inc., a leading digital rewards platform in June 2015.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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